SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 11)*

Sauer-Danfoss Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

804 137 107

(CUSIP Number)

Anders Stahlschmidt
Vice President and General Counsel
Danfoss A/S
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

William A. Groll, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000

November 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

CUSIP No:                     804 137 107

1	NAMES OF REPORTING PERSON Danfoss A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES	7	SOLE VOTING POWER 36,629,787
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 36,629,787
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,629,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No:                      804 137 107

1	NAMES OF REPORTING PERSON Danfoss Acquisition, Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Item 1.                                Security and Issuer.

This Amendment No. 11 (“Amendment No. 11”) to the Statement of Beneficial Ownership on Schedule 13D filed May 26, 2000 (the “Original Statement”), as amended by Amendment No. 2 filed on April 5, 2001 (“Amendment No. 2”)*, Amendment No. 3 filed on November 1, 2001 (“Amendment No. 3”), Amendment No. 4 filed on May 16, 2007 (“Amendment No. 4”), Amendment No. 5 filed on August 17, 2007 (“Amendment No. 5”), Amendment No. 6 filed on March 12, 2008 (“Amendment No. 6”), Amendment No. 7 filed on July 18, 2008 (“Amendment No. 7”), Amendment No. 8 filed on November 3, 2009 (“Amendment No. 8”), Amendment No. 9 filed on December 22, 2009 (“Amendment No. 9”) and Amendment No. 10 filed on April 30, 2010 (“Amendment No. 10” and, collectively as so amended, the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Sauer-Danfoss Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2800 East 13th Street, Ames, Iowa 50010.

* Following the filing of the Original Statement, the reporting persons at that time had amended such filing by inadvertently proceeding to Amendment No. 2, resulting in omitting Amendment No. 1 to the Original Statement.  Because all subsequent amendments to the Original Statement have followed such numerical sequence, the Reporting Persons have continued with such sequence in this Amendment No. 11.

Item 2.                              Identity and Background.

(a)           This Amendment No. 11 is being filed by (i) Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss”), and (ii) Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser” and, together with Danfoss, the “Reporting Persons”).

The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the “Danfoss Control Entity”).

The Schedule 13D was previously also filed by Danfoss Murmann Holding A/S (“Holding”), a wholly owned subsidiary of Danfoss formed solely to hold shares of Common Stock.  Holding was merged with Danfoss and no longer exists as a separate entity and shares of Common Stock previously held by Holding are now held by Danfoss.

(b)           The address of the principal business and the principal office of each of the Reporting Persons and of the Danfoss Control Entity is Nordborgvej 81, 6430 Nordborg, Denmark.

(c)           Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Reporting Persons.  Set forth on Schedule II hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

The principal business of Danfoss is the design, manufacture and sale of industrial products.  The Purchaser was formed by Danfoss solely for purposes of a previous offer to purchase shares of Common Stock and has conducted no business other than incident to that offer.  The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

(d)           During the last five years none of (i) the Reporting Persons, (ii) to the knowledge of each Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, any of the natural persons listed on Schedule II or the Danfoss Control Entity, has been convicted in any criminal proceeding.

(e)           During the last five years, none of (i) the Reporting Persons, (ii) to the knowledge of each Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, any of the natural persons listed on Schedule II or the Danfoss Control Entity, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Not applicable.

Item 3.                      Source and Amount of Funds or Other Consideration.

Danfoss estimates that approximately $579,556,026 in cash will be required to acquire the remaining shares of Common Stock not currently owned by Danfoss as described in Item 4 below.  Danfoss will obtain these funds from borrowings under its existing revolving credit facilities.  Principal amounts outstanding under each of the facilities accrue interest at customary interbank market rates, plus an applicable margin, and are due between December 2014 and March 2029.  Interest that accrues is due and payable at the end of interest periods of varying length (ranging from one month to twelve months). Danfoss intends to use borrowings under these facilities to acquire the remaining shares of Common Stock not currently owned by Danfoss and to make such funds available as necessary to Purchaser.

Item 4.                                Purpose of Transaction.

On November 28, 2012, Danfoss delivered a letter to the board of directors of the Issuer proposing to acquire all shares of Common Stock not already owned by Danfoss at a price of $49.00 per share in cash.  The letter and a press release announcing the proposal are attached hereto as Exhibits C and D, respectively, and are incorporated herein by this reference.  It is the current intention of Danfoss to acquire 100% of the Common Stock and, if successful in that acquisition, to cause the Common Stock to be delisted from the New York Stock Exchange and to be deregistered under the Securities Exchange Act of 1934, as amended.

Except as set forth herein, none of the Reporting Persons or, to the knowledge of each Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person, has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

1.           Danfoss

(a)           Danfoss may be deemed to beneficially own 36,629,787 shares of Common Stock.  Such ownership represents 75.6% of the issued and outstanding shares of the Issuer (based on the 48,457,461 shares reported to be outstanding as of October 24, 2012 in the Issuer’s most recent Form 10-Q). Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.  Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity.  As disclosed in Schedule I, two board members of Danfoss own shares of Common Stock, specifically, Jorgen M. Clausen owns 4,500 shares and William E. Hoover owns 7,500 shares. In addition to these two directors of Danfoss, two members of the executive committee of Danfoss each own 4,500 shares of the Issuer, including Niels B. Christiansen and Kim Fausing.  Each of these four individuals is a director of the Issuer.  Each of these persons has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock. Neither such person shares the power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock with Danfoss, and as a result, Danfoss disclaims beneficial ownership with respect to such shares.

(b)           Number of shares to which Danfoss has:

(i)           sole power to vote or to direct the vote:  36,629,787

(ii)           shared power to vote or to direct the vote:  0

(iii)           sole power to dispose or to direct the disposition of:  36,629,787

(iv)           shared power to dispose or to direct the disposition of:  0

(c)           No transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e)           Not applicable.

2.           Purchaser

(a)           Purchaser does not beneficially own any shares of Common Stock as of the date of this Filing.  Other than as described herein or indicated in Schedule I, to the knowledge of Purchaser, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Purchaser.

(b)           Number of shares to which Purchaser has:

(i)           sole power to vote or to direct the vote: 0

(ii)           shared power to vote or to direct the vote: 0

(iii)           sole power to dispose or to direct the disposition of:  0

(iv)           shared power to dispose or to direct the disposition of:  0

(c)           None of Purchaser itself or any of the persons named on Schedule I related to Purchaser has effected any transactions in securities of the Issuer during the last 60 days.

 (d)-(e) Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously disclosed initially in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2010, the Issuer entered into an Amended and Restated Credit Agreement, dated September 7, 2010 (the “Amended and Restated Credit Agreement”), with Danfoss as lender.  Pursuant to the Amended and Restated Credit Agreement, a prior credit agreement dated November 9, 2009 between Danfoss and the Issuer, which provided for an unsecured revolving credit facility of $690 million by Danfoss to the Issuer, was terminated and replaced by an unsecured five-year, multicurrency term loan aggregating approximately $200 million and an unsecured three-year, multicurrency revolving credit facility that permitted the Issuer to borrow up to $300 million from Danfoss.  At the Issuer’s request, the revolving credit facility was canceled in July 2012 and, in September 2012, the term loan was reduced by approximately $20 million to approximately $180 million.  The Issuer’s borrowings under the Amended and Restated Credit Agreement will be due and payable in full on September 7, 2015.  The Amended and Restated Credit Agreement contains no negative financial covenants but it does contain a number of affirmative and negative covenants that, among other things, require the Issuer to obtain the consent of Danfoss prior to engaging in certain types of transactions.  The principal amount outstanding under the Amended and Restated Credit Agreement will bear interest at a rate of 8.00% for the dollar-denominated loan and 8.25% for the euro-denominated loan.  The Issuer paid an upfront fee of approximately $4.2 million to Danfoss.  The Amended and Restated Credit Agreement contains customary representations and warranties regarding the Issuer and its business and operations.  It also sets forth a number of events of default for, among other things, failure to pay principal or interest, breaches of representations, warranties and covenants and various events relating to the bankruptcy or insolvency of the Issuer or its subsidiaries.

Item 7.                      Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement as required by Rule 13d−1 under the Securities Exchange Act of 1934 (incorporated by reference to Exhibit A to Amendment No. 9 filed by Danfoss, Purchaser and Holding with the SEC on December 22, 2009).

Exhibit B – Amended and Restated Credit Agreement dated September 7, 2010, by and between the Issuer and Danfoss (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2010).

Exhibit C – Letter, dated November 28, 2012, to the Board of Directors of Issuer.

Exhibit D – Press release issued by Danfoss on November 28, 2012.

--------------------

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 28, 2012                                  Danfoss A/S

By:       /s/ Niels B. Christiansen
Name:  Niels B. Christiansen
Title:    President & CEO

By:       /s/ Kim Fausing
Name:  Kim Fausing
Title:    Executive Vice President & COO

Dated: November 28, 2012                                   Danfoss Acquisition, Inc.

By:        /s/ Anders Stahlschmidt
Name:  Anders Stahlschmidt
Title:   Vice President, Secretary, Treasurer

Schedule I

Directors and Executive Officers

as of November 28, 2012

Corporation:                      Danfoss A/S

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Clausen, Jorgen M. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Danfoss A/S	4,500 Shares
Jebsen, Hans Michael Denmark	Nordborgvej 81 6430 Nordborg Denmark	Vice-Chairman of Danfoss A/S; Chairman of Jebsen & Co., Ltd.	None
Clausen, Peter M. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Bitten & Mads Clausen Fond	None
Hoover, William E. United States	Nordborgvej 81 6430 Nordborg Denmark	Chairman of ReD Associates Holding A/S	7,500 Shares
Rørsted, Kasper Denmark	Nordborgvej 81 6430 Nordborg Denmark	CEO of Henkel AG & Co. KGaA	None
Rosengren, Bjӧrn Sweden	Nordborgvej 81 6430 Nordborg Denmark	CEO and President of Wärtsilä Corporation	None
Hansen, Svend Aage Denmark	Nordborgvej 81 6430 Nordborg Denmark	HR Consultant – Labour Relations Danfoss A/S	None
Jensen, Gunnar Denmark	Nordborgvej 81 6430 Nordborg Denmark	Vice-Chairman of Group Club Danfoss Denmark	None
Nielsen, Jens Peter Rosendahl Denmark	Nordborgvej 81 6430 Nordborg Denmark	Senior Shop Steward at Danfoss Kolding	None

Exec. Committee and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Christiansen, Niels B. Denmark	Nordborgvej 81 6430 Nordborg Denmark	President and CEO of Danfoss A/S	4,500 Shares
Fausing, Kim Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & COO of Danfoss A/S	4,500 Shares
Storgaard, Nis Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & CDO of Danfoss A/S	None

Corporation:                      Danfoss Acquisition, Inc.

Sole Director & Executive Officers and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Christiansen, Niels B. Denmark	Nordborgvej 81 6430 Nordborg Denmark	CEO of Danfoss A/S; CEO and President of Danfoss Acquisition, Inc.	4,500 Shares
Stahlschmidt, Anders Denmark	Nordborgvej 81 6430 Nordborg Denmark	General Counsel of Danfoss; Sole Director and Vice President, Secretary and Treasurer of Danfoss Acquisition, Inc.	4,500 Shares

Schedule II

Directors and Executive Officers

as of November 28, 2012

Corporation:                      Bitten & Mads Clausens Fond

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Clausen, Peter M. Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Clausen, Jorgen M. Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Skibsted, Jens Martin Denmark	Bohlendachvej 4, 4. 1437 København K Denmark	Creative Director at KiBiSi / Skibsted Ideation	None
Jebsen, Hans Michael Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Toft, Jens Peter Denmark	Steen Blichers Vej 19 3460 Birkerød Denmark	Manager of Toft Advice	None
Jensen, Poul Due Denmark	25 Jalan Tukang Singapore 619264 Singapore	Group Senior Vice President, Regional Managing Director at GRUNDFOS	None
Nielsen, Jens Peter Rosendahl Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Jensen, Gunnar Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I
Vallentin, Freddy Denmark	Vibevej 8 630 Gråsten Denmark	Employee at Danfoss A/S	None
Stahlschmidt, Anders Denmark	See information in Schedule I	See information in Schedule I	See information in Schedule I

Management Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Have, Per Egebæk Denmark	Nordborgvej 81 6430 Nordborg Denmark	CEO of Bitten & Mads Clausen Fond	4,500 Shares

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